EXHIBIT 99.1

FAIRFAX News Release

TSX Stock Symbol: FFH and FFH.U

TORONTO, February 19, 2015

Not for distribution to U.S. news wire services or dissemination in the United States.

FAIRFAX ANNOUNCES C$650MM BOUGHT DEAL FINANCING

Toronto, Ontario (February 19, 2015) - Fairfax Financial Holdings Limited (“Fairfax” or the “Company”) (TSX: FFH and FFH.U) has announced today that it has entered into an agreement with a syndicate of underwriters led by BMO Capital Markets, under which the underwriters have agreed to buy on a bought deal basis 1,000,000 Subordinate Voting Shares (the “Subordinate Voting Shares”), at a price of C$650.00 per Subordinate Voting Share for gross proceeds of C$650 million (the “Offering”). The Offering is expected to close on March 3, 2015.

Fairfax intends to use the net proceeds of the Offering to partially fund  the previously announced proposed acquisition of all of the outstanding shares of Brit PLC (“Brit”). Fairfax may raise additional funding for the acquisition of Brit through possible future debt and/or preferred share issuances.  There can be no assurance that the acquisition of Brit will be completed. If the acquisition is not successfully completed, Fairfax intends to use the net proceeds to augment its cash position, to increase short-term investments and marketable securities held at the holding company level, to refinance or retire outstanding debt and other corporate obligations of Fairfax and its subsidiaries from time to time, and for general corporate purposes.

The Subordinate Voting Shares will be qualified for sale in Canada by way of a prospectus supplement to the Company’s short fom1 base shelf prospectus dated December 19, 2014, which will be filed in each of the provinces and territories of Canada.

Fairfax intends to file a prospectus supplement to its short form base shelf prospectus dated December 19, 2014 in respect of the Offering with the applicable Canadian securities regulatory authorities. Details of the Offering will be set out in the prospectus supplement which will be available on the SEDAR website for Fairfax at www.sedar.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This press release is not an offer of securities for sale in the United States, and the securities may not be offered or sold in the United States absent registration or an exemption from the registration requirements. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended.

About Fairfax

Fairfax is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information, contact:        John Varnell, Vice President, Corporate Development, at (416) 367-4941